OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNDICATED FOOD SERVICE INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

343259 10 7

(Cusip Number)

Ming Management, Ltd.
125 Main Street
P.O. Box 144
Road Town, Tortola, British Virgin Islands
Attn: Director
(246)425-4754

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Almond Resources, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(See Items 2 and 5)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,329,243

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,329,243

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,329,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Chan Capital, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(see Items 2 and 5)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Turks & Caicos Islands, BWI

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ (See Item 5)

13.	Percent of Class Represented by Amount in Row (11): 4.2% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Ming Management, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(See Items 2 and 5)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.1% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 343259 10 7

1.	Name of Reporting Person: Chivas Holdings, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒	(See Items 2 and 5)
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 779,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 779,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 779,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐ (See Item 5)

13.	Percent of Class Represented by Amount in Row (11): 6.9% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

ITEM 1. SECURITY AND ISSUER
ITEM 2. IDENTITY AND BACKGROUND
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 4. PURPOSE OF TRANSACTION
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURES
EX-99.A JOINT FILING AGREEMENT DATED 10/15/03
EX-99.B DIRECTORS AND EXECUTIVE OFFICERS INFO
EX-99.C WARRANT ADJUSTMENT LETTER
EX-99.D WARRANT AGMT B/T CHAN CAPITAL & SYNDICATED
EX-99.E WARRANT AGMT B/T MING MGT & SYNDICATED
EX-99.F DEBT CONVERSION AGREEMENT

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D/A relates to Shares of Common Stock and warrants to purchase Shares of the Issuer’s Common Stock, par value $.001 (“Common Stock”) of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 38 Viewpoint Lane, P.O. Box 2185, Front Royal, Virginia 22630.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c). Principal Address; Principal Address; Principal Business

     This Schedule 13D/A filed by Almond Resources, Ltd. (“Almond”), a International Business Corporation domiciled in the Bahamas hereby amends and supplements the statement on Schedule 13D previously filed by it on August 9, 2001, as heretofore amended and supplemented by Amendment No. 1 dated March 4, 2002, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) beneficially owned by it. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

     Almond has its principal offices at Almond Resources, Ltd., 28 Coral Drive, The Grove, P.O. Box CB-11728, Nassau, Bahamas, Attn: Managing Member. The principal business of Almond is that of an investment company. Almond is controlled by Iain Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Almond may be deemed as controlled by Iain Brown. Mr. Iain Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     This Schedule 13D/A filed by Chan Capital, Ltd. (“Chan”), a Turks & Caicos Exempted Company domiciled in the Turks & Caicos Islands, BWI hereby amends and supplements the statement on Schedule 13D previously filed by it on March 4, 2002, as heretofore amended and supplemented, with respect to the

Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) beneficially owned by it. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

     Chan has its principal offices at: P.O. Box 260, 2nd Floor, Butterfield Square, Providenciales, Turks & Caicos Islands, BWI, Attn: Director. The principal business of Chan is that of an investment company. Chan is controlled by Iain Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Chan may be deemed as controlled by Iain Brown. Mr. Iain Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     This Schedule 13D/A filed by Ming Management, Ltd. (“Ming”), an International Business Corporation domiciled in the British Virgin Islands, hereby amends and supplements the statement on Schedule 13D previously filed by it on March 4, 2002 as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) beneficially owned by it. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

     Ming has its principal offices at 125 Main Street, P.O. Box 144, Road Town, Tortola, British Virgin Islands, Attn: Director. The principal business of Ming is that of an investment company. Ming is controlled by Iain H.T. Brown, whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Ming may be deemed as controlled by Iain H.T. Brown. Mr. Iain H.T. Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     This Schedule 13D/A filed by Chivas Holdings, Ltd. (“Chivas”), an International Business Corporation domiciled in the Bahamas hereby amends and supplements the statement on Schedule 13D previously filed by it on March 4, 2002, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Syndicated Food Service International, Inc., f/k/a Floridino’s International Holdings, Inc, a Florida corporation, (the “Issuer”) beneficially owned by it. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

     Chivas has its principal offices at East Bay Street Shopping Center, East Bay Street, P.S. Box CB-11901, Nassau, Bahamas, Attn: Managing Member. The principal business of Chivas is that of an investment company.

     Chivas may be deemed as controlled by Iain H.T. Brown. Mr. Iain H.T. Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas.

     Almond, Chan, Ming, and Chivas may hereinafter be referred to as the “Reporting Persons”.

     Fidra Holdings, Ltd. (“Fidra”), Iain Brown and Iain H.T. Brown which are not Reporting Persons, are filing a Schedule 13D as of the date of this filing to disclose their membership in a group which includes the Reporting Persons. The Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of section 13(d) of the Act, the beneficial owner(s) of any securities of Fidra, Iain Brown and Iain H.T. Brown.

     Fidra, Iain Brown and Iain H.T. Brown disclose their names, principal addresses and principal businesses as follows:

     Fidra is a Bahamian International Business Corporation (“Fidra”), having its principal offices at Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. The principal business of Fidra is that of an investment company. Fidra is controlled by Iain Brown and Iain H.T. Brown.

     Mr. Iain Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain Brown’s principal employment includes service as managing director of Fidra.

     Mr. Iain H.T. Brown is a Canadian citizen whose business address is Cable Beach Court, Suite 1, West Bay Street, P.O. Box CB11728, Nassau, Bahamas. Mr. Iain H.T. Brown’s principal employment includes service as vice president of Fidra.

(d)-(f) No Convictions or Proceedings.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years neither Fidra, Iain Brown, nor Iain H.T. Brown have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

     Almond is a Bahamian International Business Corporation. Chan is a Turks & Caicos Exempted Company. Ming is a British Virgin Islands International Business Corporation. Chivas is a Bahamian International Business Corporation.

     Fidra is a Bahamian International Business Corporation. Iain Brown and Iain H.T. Brown are Canadian citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Statement amends the aforementioned previously filed Schedule 13Ds of Ming and Chan to further disclose that the 2,000,000 warrants issued to Ming and the 500,000 warrants issued to Chan were acquired as part of a transaction whereby Ming and Chan arranged for a $1,500.000 line of credit for the Issuer. The Ming and Chan warrants were issued as a finder’s fee for arranging the line of credit for the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

     This Statement amends Item 4 of the aforementioned previously filed Schedule 13Ds by Almond, Chan, Ming and Chivas to disclose that the Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Persons intend to have open communications with the Issuer’s management in order to monitor their efforts to increase shareholder value. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation purchasing additional shares of Common

Stock in the open market or otherwise, seeking to elect a slate of directors to the Issuer’s board of directors or presenting proposals for stockholders’ considerations at an annual or special meeting of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all matters referred to in this Item 4. With this caveat, the Reporting Persons state as follows:

(h) The Reporting Persons are aware that the Issuer has been delisted from the OTC and in no longer authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(j) The Reporting Persons are not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above, other than those listed items, with the exception that on August 25, 2003, Fidra and Chan entered into a Debt Conversion Agreement with the Issuer to convert certain notes payable in the aggregate of approximately $2,100,000 to common shares of the Issuer. Pursuant to this agreement, the conversion shall occur at such time as the Company raises $1,000,000 of new equity working capital, and will result in the issuance of 7,000,000 Shares of Common Stock at an issue price of $.30 per share. The Debt Conversion Agreement also provides that the amended warrants held by Chan and Ming will be amended to reduce the per share exercise price from $.50 to $.25 and modify the expiration date from December 31, 2003 to June 30, 2004. If the Company is unable to raise said working capital on or before November 1, 2003, this agreement shall be null and void.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     This Statement amends the aforementioned previously filed Schedule 13Ds and amendments to disclose the Reporting Persons’ membership in a group as such term is defined in Section 13(d)(3) of the Securities and Exchange Act of 1934 and the Rules and Regulations promulgated thereunder comprised of Ming, Chan, Almond, Chivas and Fidra, Iain Brown and Iain H.T. Brown. This Statement further amends the previous filed Schedule 13Ds and amendments of the Reporting Persons as follows:

     This Statement on Schedule 13D/A amends the previously filed Schedule 13D of Ming dated March 4, 2002 and the previously filed Schedule 13D of Chivas dated March 4, 2002 in which Ming and Chivas previously disclosed membership in a group comprised of Ming and Chivas to disclose that Almond, Chan, Fidra, Iain Brown and Iain H.T. Brown are also members of the group.

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13D of Chan dated March 4, 2002 and the previously filed Schedule 13D of Almond dated August 9, 2001, as heretofore amended and supplemented by Amendment No. 1 dated March 4, 2002 in which Chan and Almond previously disclosed membership in a group comprised of Chan and Almond to disclose that Ming, Chivas, Fidra, Iain Brown and Iain H.T. Brown are also members of the group.

     This Statement amends the Schedule 13Ds filed by the Reporting Persons to further disclose the following interests in securities of the Issuer by the Reporting Persons:

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13Ds of Ming and Chan to disclose that the terms of the Ming and Chan warrants have been modified. The terms of the Ming and Chan warrants as originally issued and disclosed in Ming and Chan’s original 13Ds filed March 4, 2002, included a per share exercise price of $1.00 and a maturity date of December 31, 2002. The warrant terms were amended to provide for a per share exercise price of $.50 and expiration date of December 31, 2003, by agreement of the Issuer in exchange for an extension of the maturity date on the $1,500,000 line of credit from August 31, 2002 until August 31, 2003.

(a) All percentages in this Item 5 are based on 11,287,620 of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A as set forth by the Issuer in its most recent filing with the Securities and Exchange Commission, the Issuer’s 10-KSB filed October 14, 2003 for the calendar years ended December 31, 2002 and December 31, 2001.

     Ming has the right to acquire up to 2,000,000 shares of the Issuer’s Common Stock, at $.50 per share through December 31, 2003, which if exercised would represent 15.1% of the Issuer’s outstanding

Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Ming (2,000,000) warrants.

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13Ds of Ming to disclose that Ming is controlled by Iain H.T. Brown, who is also the vice-president of Fidra, and that Iain H.T. Brown may be deemed the indirect beneficial owner of Ming’s 2,000,000 warrants due to his control position in Ming.

     Chan has the right to acquire up to 500,000 shares of the Issuer Common Stock, at $.50 per share through December 31, 2003, which if exercised would represent 4.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Chan (500,000) warrants.

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13Ds of Chan to disclose that Chan is controlled by Iain Brown, who is also the managing member of Fidra, and that Iain Brown may be deemed the indirect beneficial owner of Chan’s 500,000 warrants due to his control position in Chan.

     Almond owns 1,329,243 shares of the Issuer’s Common Stock, which represents 11,8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A.

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13Ds of Almond to disclose that Almond is controlled by Iain Brown, who is its President and who is also the managing member of Fidra, and that Iain Brown may be deemed the indirect beneficial owner of Almond’s 1,329,243 shares due to his control position in Almond.

     Chivas owns 779,000 shares of the Issuer’s Common Stock, which represents 6.9% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A.

     This Statement on Schedule 13D/A also amends the previously filed Schedule 13Ds of Chivas to disclose that Chivas is controlled by Iain H.T. Brown, who is also vice president of Fidra, and that Iain H.T. Brown may be deemed the indirect beneficial owner of Chivas’ 779,000 shares due to his control position in Chivas.

     Fidra Holdings, Ltd. (“Fidra”), Iain Brown and Iain H.T. Brown which are filing a joint Form 13D as of the date of this filing are members of a group that includes the Reporting Persons. Notwithstanding the responses set forth above, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purposes of section 13(d) of the Act, beneficially owned by Fidra, Iain Brown or Iain H.T. Brown.

     The aggregate number of Shares of the Issuer’s Common Stock beneficially owned by Fidra is 3,021,945 Shares, (comprised of the Shares Fidra owns (3,008,895) and has the right to acquire (13,050)) which represents 26.7% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra warrants (13,050).

     The aggregate number of Shares indirectly beneficially owned by Iain Brown is 4,851,188 Shares of the Issuer’s Common Stock, which represents 41.1% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050) and Chan (500,000) warrants.

     Iain Brown’s indirect beneficial ownership of 4,851,188 Shares of the Issuer’s Common Stock is comprised of the following interests:

     (i) Fidra’s ownership of 3,008,895 Shares of the Issuer’s Common Stock;

     (ii) Fidra’s right to acquire 13,050 Shares of the Issuer’s Common Stock;

     (iii) Almond’s ownership of 1,329,243 Shares of the Issuer’s Common Stock;

     (iv) Chan’s right to acquire 500,000 Shares of the Issuer’s Common Stock.

     The aggregate number of Shares indirectly beneficially owned by Iain H.T. Brown is 5,800,945 Shares of the Issuer’s Common Stock, which represents 43.6% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050) and Ming (2,000,000) warrants.

     Iain H.T. Brown’s indirect beneficial ownership of 5,800,945 Shares of the Issuer’s Common Stock is comprised of the following interests:

     (i) Fidra’s ownership of 3,008,895 Shares of the Issuer’s Common Stock;

     (ii) Fidra’s right to acquire 13,050 Shares of the Issuer’s Common Stock;

     (iii) Chivas’ ownership of 779,000 Shares of the Issuer’s Common Stock;

     (iv) Ming’s right to acquire 2,000,000 Shares of the Issuer’s Common Stock.

     The aggregate number of Shares of the Issuer’s Common Stock the group, i.e., the Reporting Persons, Fidra, Iain Brown and Iain H.T. Brown, presently owns is 5,117,138 (comprised of the Shares owned by Fidra (3,008,895), Almond (1,329,243) and Chivas (779,000)), which represents 45.3% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A.

     The aggregate number of Shares of the Issuer’s Common Stock that the group, i.e., the Reporting Persons, Fidra, Iain Brown and Iain H.T. Brown, has a right to acquire is 2,513,050 (comprised of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants), which represents 18.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants.

     The aggregate number of Shares of the Issuer’s Common Stock that the group, i.e., the Reporting Persons, Fidra, Iain Brown and Iain H.T. Brown, presently owns or has the right to acquire is 7,630,188 (comprised of the Shares owned by Fidra (3,008,895), Almond (1,329,243), Chivas (779,000) and warrants held by Fidra (13,050), Chan (500,000) and Ming (2,000,000), which represents 55.3% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050), Chan (500,000) and Ming (2,000,000) warrants.

(b) Almond has the sole power to vote and dispose of 1,329,243 shares of the Issuer’s Common Stock, representing 11.8% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A.

     Upon an exercise of the warrants by Chan (500,000), Chan will have the sole power to vote and dispose of 500,000 shares of the Issuer’s Common Stock, representing 4.2% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Chan (500,000) warrants. Chan currently has no voting power with respect to the underlying Shares until such time as the warrants are exercised.

     Upon an exercise of the warrants by Ming (2,000,000), Ming will have the sole power to vote and dispose of 2,000,000 shares of the Issuer’s Common Stock, representing 15.1% of the Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Ming (2,000,000) warrants. Ming currently has no voting power with respect to the underlying Shares until such time as the warrants are exercised.

     Chivas has the sole power to vote and dispose of 779,000 shares of the Issuer’s Common Stock, representing 6.9% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A.

     Fidra has the sole power to vote and dispose of 3,008,895 Shares of the Issuer’s Common Stock (comprised of Shares Fidra presently owns), representing 26.7% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D.

     Upon the exercise of the Fidra (13,050) warrants, Fidra will have the sole power to vote and dispose of 3,021,945 Shares of the Issuer’s Common Stock (comprised of Shares owned by Fidra

(3,008,895) and Shares that Fidra has the right to acquire (13,050)), representing 26.7% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050) warrants.

     Iain Brown has the sole power to vote and dispose of 4,338,138 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Almond (1,329,243)), representing 38.4% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A. Iain Brown currently has no voting or disposition power with respect to the Shares underlying the Fidra (13,050) or Chan (500,000) warrants until such time as the warrants are exercised.

     Upon the exercise of the Fidra and Chan warrants, Iain Brown will have the sole power to vote and dispose of 4,851,188 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Almond (1,329,243) and Shares that Fidra (13,050) and Chan (500,000) have the right to acquire), representing 41.1% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A, as diluted by the exercise of the Fidra (13,050) and Chan (500,000) warrants.

     Iain H.T. Brown has the sole power to vote and dispose of 3,787,895 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Chivas (779,000)), representing 33.6% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A. Iain H.T. Brown currently has no voting or disposition power with respect to the Shares underlying the Fidra (13,050) or Ming (2,000,000) warrants until such time as the warrants are exercised.

     Upon the exercise of the Fidra and Ming warrants, Iain H.T. Brown will have the sole power to vote and dispose of 5,800,945 Shares of the Issuer’s Common Stock (comprised of the Shares owned by Fidra (3,008,895) and Chivas (779,000) and Shares that Fidra (13,050) and Ming (2,000,000) have the right to acquire), representing 43.6% of the outstanding Issuer’s outstanding Common Stock as of the date of this Schedule 13D/A as diluted by the exercise of the Fidra (13,050) and Ming (2,000,000) warrants.

(c) During the past 60 days, neither the Reporting Persons, Fidra, Iain Brown nor Iain H.T. Brown effected any transactions in the Issuer’s Common Stock.

(d) No person other than the Reporting Persons, Fidra, Iain Brown nor Iain H.T. Brown are known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of such Shares of Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person, with respect to any Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A.	Joint Filing Agreement dated October 15, 2003;

B.	Information Concerning Directors and Executive Officers of the Reporting Persons;

C.	Warrant Adjustment Letter from Syndicated Food Service International, Inc. to Fidra Holdings, Ltd., on behalf of Chan Capital, Ltd. and Ming Management, Ltd., dated August 14, 2002, amending the terms of Warrant Certificate Nos. 02-001 and 02-002

D.	Warrant Agreement between Chan Capital, Ltd. and Syndicated Food Service International, Inc.; Warrant No. 02-001A, dated August 14, 2002, for 500,000 common stock warrants;

E.	Warrant Agreement between Ming Management, Ltd. and Syndicated Food Service International, Inc.; Warrant No. 02-002A, dated August 14, 2002, for 2,000,000 common stock warrants;

F.	Debt Conversion Agreement between Fidra Holdings, Ltd., Chan Capital, Ltd. and Syndicated Food Service International, Inc., dated August 25, 2003.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MING MANAGEMENT, LTD.

Dated: October 16, 2003	By:	/s/ Whitten Corporate Services, Inc. (Director)

By: /s/ Paul Bushell

Paul Bushell, Director

CHAN CAPITAL, LTD.

Dated: October 16, 2003		By: /s/ Adrian Corr

Adrian Corr, M&S Directors, Ltd., (Director)

ALMOND RESOURCES, LTD.

Dated: October 16, 2003		By: /s/ Iain Brown

Iain Brown, President

CHIVAS HOLDINGS, LTD.

Dated: October 16, 2003		By: /s/ D. Lewis Johnson

D. Lewis Johnson, Secretary